Exhibit (a)(5)(v)

Tri-S Security Announces Closing of

Exchange Offer For 10% Convertible Promissory Notes Due 2008

ATLANTA – Friday, November 14, 2008 – Tri-S Security Corp. (NASDAQ: TRIS), a provider of security services and equipment for government and private entities, today announced the final results of the Company’s offer to exchange (the “Exchange Offer”) its 10% Convertible Promissory Notes due 2008 (the “Existing Notes”) for its 14% Convertible Promissory Notes due 2010 (“New Notes”) plus warrants to purchase shares of its common stock, which offer expired yesterday, November 13, 2008, at 5:00 p.m., Eastern Standard time. The Exchange Offer was conditioned upon the valid tender of at least 85% of the aggregate principal amount of all outstanding Existing Notes. Through the expiration of the Exchange Offer, the Company received tenders of, and accepted for exchange, Existing Notes in the aggregate principal amount of $6,590,000, representing approximately 86.0% of the $7,665,000 in aggregate principal amount of all outstanding Existing Notes.

As a result of the closing of the Exchange Offer and in exchange for the tendered Existing Notes, the Company will issue today and deliver New Notes with an aggregate principal amount of $6,590,000 and warrants to purchase 686,490 shares of common stock. The New Notes are convertible, and the warrants are exercisable, into shares of common stock at a conversion price of $1.75 per share and an exercise price of $0.66 per share, respectively.

The Exchange Offer was made subject to the terms and conditions set forth in the Offer to Exchange, initially filed with the SEC on August 20, 2008, as amended and supplemented through the date hereof, and the related Exchange Offer materials, each as also amended and supplemented through the date hereof.

Tri-S Security Announces Closing of Exchange Offer

November 14, 2008

About Tri-S Security Corp.

Based in Atlanta, GA, Tri-S Security Corp. (NASDAQ: TRIS) is a provider of security services and equipment for government and private entities. Security services include uniformed guards, personnel protection, access control, crowd control and the prevention of sabotage, terrorist and criminal activities. Tri-S Security assumes responsibility for the marketing, infrastructure and overall operational performance for its subsidiaries. Tri-S Security’s management leverages highly trained government officers, experienced industry leaders, proven financial executives and infrastructure experts to consolidate the fragmented security industry into one efficient and effective security force.

Contact:

Tri-S Security Corporation
Ronald Farrell, Chief Executive Officer ronfarrell@trissecurity.com
1-678-808-1540

Investor Relations Counsel :
Booke and Company, Inc.
1-212 -490-9095